UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2018

Advanced Bio-Oil Technologies Ltd.

(Exact name of issuer as specified in its charter)

Wyoming	81-3381742
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

999 18th Street, Suite 3000, Denver, CO 80202

(Full mailing address of principal executive offices)

(720) 262-5245

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE

The Company is amending its Semi-Annual Report on Form 1-SA to correct a typographical error that occurred during edgarization.  In addition, there is a minor change in the basis of presentation.  There are no other material changes whatsoever.

This Semiannual Financial Report on Form 1-SA is filed herewith pursuant to Rule 257(b)(2)(i)(B) of Regulation A under the Securities Act of 1933, as amended, relating to the Registrant’s Offering Statement on Form 1-A, File No. 024-10700, which was qualified by the Commission on September 18, 2017.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our Company,” “us,” and “our” refer to Advanced Bio-Oil Technologies Ltd.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations

Six months ended June 30, 2018 and 2017

Revenue. The Company began operations on July 27, 2016. For the six months ended June 30, 2018 and 2017, the Company did not have any revenue generating operations, nor did we have any related cost of goods sold.

Operating Expenses. For the six months ended June 30, 2018, the Company had total operating expenses of $21,673, primarily consisting of accounting fees of $14,685 and legal fees of $5,375, reflected as professional fees. For the six months ended June 30, 2017, our total operating expenses were $13,965 primarily consisting of accounting fees of $9,010 and legal fees of $2,805, reflected as professional fees. We also had interest expense of $513 and $89 for the six months ended June 30, 2018 and 2017, respectively.

Net Loss. The Company’s net loss for the six months ended June 30, 2018 and 2017 was $22,186 and $14,054, respectively.

Liquidity and Capital Resources

As of June 30, 2018, the Company had total assets of $2,621, which consisted entirely of cash of $121 and deferred offering cost of $2,500. In fiscal year 2017, we had $77 in total assets, entirely in cash.

The Company will have additional capital requirements during fiscal year 2018. Currently, the Company does not have any revenue generating business operations, nor does the Company currently have the capital resources required to effect its business strategy. Therefore, the Company will attempt to raise additional capital through the sale of our securities in this Regulation A+ offering. The Company’s initial offering will be for a maximum of 50 million shares of our Common Stock Class A at price of $0.50 per share, with potential aggregate gross proceeds of $25 million.

The Company cannot assure that we will have sufficient capital to finance our growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

We have no operating history. We received proceeds of $20,476 in related party loans during the six months ended June 30, 2018 used for working capital purposes. We have incurred legal, accounting and bank expenses in the startup of operations.

ITEM 2. OTHER INFORMATION

On December 5, 2017, the Company entered into an Engagement Agreement (the “Agreement”) with a consulting company (“Consultant”) which will act as an exclusive financial advisor and lead placement agent of the Company, whereby the consultant will assist the Company with any number of potential equity raises, debt financings, merger or acquisition and business development transactions. The Consultant is a member of FINRA and SIPC. The exclusivity period will expire after the sixth month from the date of the Agreement; becoming non-exclusive thereafter. Fees payable under the Agreement are disclosed within Note 4 to our unaudited Financial Statements, below. The Agreement also includes exhibits for indemnity of the Consultant, a warrant form, warrant notice of exercise form, warrant assignment form and the Consultant’s piggyback registration rights.

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ITEM 3. FINANCIAL STATEMENTS

The accompanying Semiannual Financial Report financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that can be expected for the year ending December 31, 2018 or for fiscal year 2019.

3

ADVANCED FUEL TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

June 30, 2018

(Unaudited)

F-1

ADVANCED BIO-OIL TECHNOLOGIES LTD.

BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash	$121	$77
Deferred offering cost	2,500	–

Total Current Assets	2,621	77

TOTAL ASSETS	$2,621	$77

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$7,493	$3,239
Loans payable - related parties	50,565	30,089

Total Current Liabilities	58,058	33,328

Total Liabilities	58,058	33,328

Commitments and Contingencies (see Note 4)

STOCKHOLDERS' DEFICIT:
Preferred stock, No par value; 100,000,000 shares authorized; Convertible Class A Preferred stock (No Par Value; 100,000,000 Shares Designated; 28,500,000 issued and outstanding)	28,500	28,500
Common stock Class A, $0.001 par value: 1,000,000,000 shares authorized; no shares issued and outstanding	–	–
Accumulated deficit	(83,937)	(61,751)

Total Stockholders' Deficit	(55,437)	(33,251)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$2,621	$77

See accompanying notes to unaudited financial statements.

F-2

ADVANCED BIO-OIL TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

For The Six Months Ended

	June 30,	June 30,
	2018	2017
	(Unaudited)	(Unaudited)

NET REVENUES	$–	$–

OPERATING EXPENSES:
Professional fees	20,060	11,815
General and administrative	1,613	2,150

Total Operating Expenses	21,673	13,965

LOSS FROM OPERATIONS	(21,673)	(13,965)

Other expense:
Interest expense	(513)	(89)

LOSS BEFORE PROVISION FOR INCOME TAXES	(22,186)	(14,054)

Provision for income taxes	–	–

NET LOSS	$(22,186)	$(14,054)

NET LOSS PER COMMON SHARE - Basic and diluted	$–	$–

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	–	–

See accompanying notes to unaudited financial statements.

F-3

ADVANCED BIO-OIL TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

For The Six Months Ended

	June 30,	June 30,
	2018	2017
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(22,186)	$(14,054)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in operating assets and liabilities:
Prepaid expenses	–	(5,309)
Deferred offering cost	(2,500)	–
Accounts payable and accrued expenses	4,254	(2,911)

NET CASH USED IN OPERATING ACTIVITIES	(20,432)	(22,274)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received from related party line of credit	20,476	22,753

NET CASH PROVIDED BY FINANCING ACTIVITIES	20,476	22,753

NET INCREASE IN CASH	44	479

CASH, beginning of period	77	40

CASH, end of period	$121	$519

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$–	$–
Income taxes	$–	$–

See accompanying notes to unaudited financial statements.

F-4

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2018

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

Organization

Advanced Bio-Oil Technologies, Ltd. (formerly known as Advanced Fuel Technologies, Ltd.) (the “Company”) was incorporated in the State of Wyoming on July 27, 2016. On March 16, 2018, the Company changed its name to Advanced Bio-Oil Technologies, Ltd. The Company established a fiscal year end of December 31.  The Company’s principal business plan is to manufacture, sell and deliver bio-oil. The Company’s flagship product is the technological development of “Bio-oil” a process that produces oil in fermenters from bacteria and biodegradable carbon molecules. The Company has no operating history as of yet.

The Company has a License Agreement (“License Agreement”) in place with a Canadian company, Lux Biologics Ltd (“Lux Bio”). The License Agreement commenced on July 27, 2017 and expires on July 26, 2050. There is a one-time-only license fee payment of two hundred fifty thousand dollars ($250,000 US) due within fifteen (15) days of commencement of operation of the Company’s first facility in the United States. The Agreement remains in effect should the Company be unable to build a facility (see Note 4).

Basis of presentation and going concern

The unaudited financial statements for the six months ended June 30, 2018 have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments necessary to present fairly our financial position, results of operations, and cash flows as of June 30, 2018 have been recorded by the Company. Those adjustments consist of normal and recurring adjustments. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with generally accepted accounting principles have been or omitted. The unaudited financial statements should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2017 and footnotes thereto included in the Company’s Report on Form 1/A filed with the SEC on May 1, 2018. The results of operations for the six months ended June 30, 2018 are not necessarily indicative of the results to be expected for the full year.

As reflected in the accompanying unaudited financial statements, the Company has a net loss and net cash used in operations of $22,186 and $20,432, respectively, for the six months ended June 30, 2018, has no revenues and has not implemented its business plan.   These factors cause substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date of issuance of this unaudited financial statements. The ability of the Company to continue as a going concern is dependent on the Company’s ability to implement its business plan, raise capital, and generate revenues. Currently, management is seeking capital to implement its business plan. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and uncertainties for development stage company

The Company is considered to be in the development stage since we have not commenced planned principal operations. Our activities since inception include devoting substantially all of the Company’s efforts to business planning and development. Additionally, the Company has allocated a substantial portion of its time and investment to the completion of the Company’s development activities to launch its marketing plan and generate revenues and to raising capital. The Company has not generated revenue from operations and has not begun construction of any Bio-oil facilities. The Company’s activities during the development stage are subject to significant risks and uncertainties.

F-5

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2018

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of prepaid license fee and the valuation of deferred tax assets.

Fair value measurements and fair value of financial instruments

The Company adopted Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board’s (“FASB”) accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The estimated fair value of certain financial instruments, including accounts payable, accrued expenses and loans payable are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Deferred offering cost

The Company defers these costs until such time that the associated financing is completed. Upon completion and recognition of the proceeds, any deferred financing or offering costs will be reported as a direct deduction from the amount of the proceeds received. If it is determined that the contemplated financing will not be completed, any amounts deferred will be expensed. As of June 30, 2018, deferred offering cost amounted to $2,500.

Income taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

F-6

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2018

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.  The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Net loss per share of common stock

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. At June 30, 2018 and 2017, the Company has 28,500,000 and 28,500,000, potentially dilutive securities outstanding related to convertible Class A Preferred Stock, respectively. Those potentially dilutive common stock equivalents were excluded from the dilutive loss per share calculation as they would be antidilutive due to the net loss.

Recent accounting pronouncements

In July 2017, the FASB issued ASU 2017-11 “Earnings Per Share” (Topic 260). The amendments in the update change the classification of certain equity-linked financial instruments (or embedded features) with down round features. The amendments also clarify existing disclosure requirements for equity-classified instruments. For freestanding equity-classified financial instruments, the amendments require entities that present earnings per share (“EPS”) in accordance with Topic 260, Earnings Per Share, to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features would be subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related EPS guidance (in Topic 260). For public business entities, the amendments in Part I of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company does not believe the guidance will have a material impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the accounting for nonemployee share-based payment transactions by expanding the scope of the stock-based compensation guidance in ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. ASU No. 2018-07 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted, but entities may not adopt prior to adopting the new revenue recognition guidance in ASC 606. The Company is evaluating the impact this ASU will have on its financial statements.

F-7

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2018

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other accounting standards which were not effective until after June 30, 2018 are not expected to have a material impact on the Company’s financial position or results of operations.

NOTE 2 – LOANS PAYABLE – RELATED PARTIES

Loans Payable – Current

One of the founders of the Company provided advances to the Company for working capital purposes. At June 30, 2018 and December 31, 2017, the Company had a payable to the founder of $2,600. These advances were short-term in nature and non-interest bearing.

A related party provided advances to the Company for working capital purposes. At June 30, 2018 and December 31, 2017, the Company had a payable to a related party of $3,000. These advances were short-term in nature and non-interest bearing. The related party is the husband of the CFO of the Company.

In December 2016, the Company entered into a loan agreement with an affiliated company, whereby the Company can borrow up to the sum of $35,000 which was later amended to increase the maximum loans to $100,000 in June 2018. The loan shall be repayable in 24 months from the signing of the original agreement in December 2016. The loan shall bear interest at the rate of 3% per annum. The affiliated company is owned by the husband of the CFO of the Company. Initial advances started in year 2017. Between February 2017 and December 2017, the Company received total loans of $42,389 from such affiliated company. In December 2017, the Company collected subscription receivable of $17,900 through the reduction of this loan from the affiliated company. Consequently, the loan balance was reduced by $17,900. Between January 2018 and June 2018, the Company received additional loans of $20,476. As of June 30, 2018 and December 31, 2017, the loan balance was $44,965 and $24,489, respectively. For the six months ended June 30, 2018, the Company recorded interest expense of $513 and corresponding accrued interest which is included in accounts payable and accrued expenses. As of June 30, 2018 and December 31, 2017, accrued interest balance was $960 and $447, respectively.

NOTE 3 – STOCKHOLDERS’ DEFICIT

In March 2018, the Board of Directors of the Company approved to increase the authorized shares of the Company to 1,100,000,000 shares of authorized capital stock from 260,000,000 shares. Consequently, the authorized capital stock consists of 1,000,000,000 shares of common stock and 100,000,000 shares of preferred stock and is reflected retroactively on the accompanying balance sheet.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In August 2016, as amended in December 2016, the Company entered into a Memorandum of Understanding (“MOU”) for the acquisition of 50% of Lux Biologics Limited shareholding, a Canadian corporation. The acquisition price was for $1.5 million in cash whereby $300,000 shall be paid by the Company 30 days after the commencement of the construction of a certain facility in Canada and the $1.2 million shall be paid by the Company within 90 days after the facility was completely built. Lux Bio shall provide to the Company a draft of the Formal agreement within 90 days of the execution of the MOU. Lux Bio is currently building the facility in Canada. No payments were made by the Company as of the date of this report under this MOU. The MOU expired on August 11, 2017.

F-8

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2018

NOTE 4 – COMMITMENTS AND CONTINGENCIES (continued)

In July 2017, the Company executed a License Agreement in place with Lux Bio. The License Agreement commenced on July 27, 2017 and expires on July 26, 2050. There is a one-time-only license fee payment of two hundred fifty thousand dollars ($250,000 US) which is not due until within fifteen (15) days of commencement of operation of the Company’s first facility in the United States. The Agreement remains in effect should the Company be unable to build a facility. If the Company is unable to provide the Licensing Fee in cash, due to not being able to raise the funds to construct the facility then the Company may substitute the issuance of the Company’s capital stock valued at the same amount as the cash Licensing Fee. During the year ended December 31, 2017, the Company made prepayments of $11,429 towards the license fee which was recorded as prepaid license fees – non – current assets. At December 31, 2017, the Company determined that the recoverability of the prepaid license fee was uncertain and therefore the entire amount was impaired and expensed as of December 31, 2017.

The Company committed to purchase four fermentation containers or customized stainless steel reservoirs to be used in the Company’s business from a vendor in exchange for consideration of CDN $75,000 (approximately USD $59,650) in cash or, failing the payment of said amount, CDN $191,764 (approximately USD $152,500) worth of the Company’s common stock valued based on the contemporaneous sale of its securities in a Regulation A offering at $0.50 per share or approximately 305,000 shares. The Company was unable to pay the cash consideration of CDN $75,000 when the containers were ready due to limited funds. As such the Company received a demand letter from the vendor demanding the payment of consideration in order for them to deliver the containers. As of June 30, 2018, the Company has not yet taken possession of these containers. The Company intends to pay the vendor as soon as the Company have available cash. The vendor has filed such demand letter in the office of the Superior court of Quebec in the judicial district of Montreal, Canada.

In December 2017, the Company entered into an Engagement Agreement (the “Agreement”) with a consulting company which will act as an exclusive financial advisor and lead placement agent of the Company, whereby the consultant will assist the Company to an equity raise or debt financing, merger or acquisition and business development transaction (the “Transaction). The exclusivity period will expire after six months from the date of this executed agreement and after the six months duration the engagement will become a non-exclusive agreement.

In consideration for the services rendered, the Company agrees to the following fee:

a. Success Fee. Upon the successful completion of the Transaction, the consultant shall be entitled to the following:

Equity / Mezzanine / Structured Debt Transaction - If the Company consummates an Equity Financing and debt financing, the consultant shall receive a cash placement fee equal to Ten Percent (10%) of the gross proceeds involved in the financing.

Merger and Acquisition Transaction - The Company agrees to pay a fee equal to Five Percent (5%) of total consideration paid for any transaction completed between the Company and any targeted acquisition worked or introduced, directly or indirectly, by the consultant.

Business Development Transaction - The Company shall pay a business development fee equal to Five Percent (5%) of the total value to the Company of all contracts and/or other business development deals with any party worked or introduced, directly or indirectly, by the consultant.

F-9

ADVANCED BIO-OIL TECHNOLOGIES LTD.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2018

NOTE 4 – COMMITMENTS AND CONTINGENCIES (continued)

b. Placement Agent Warrants. In addition to compensation described above, the consultant will also be entitled to the issuance of seven (7) year term exercisable in cash placement agent warrants (“Warrants”). Upon successful completion of an Equity, Mezzanine, and/or Structured Debt Transaction, the Company shall issue to the Consultant, or its assignees, warrants for the purchase of an amount equal to Ten (10%) Percent of the number of total shares of stock, funding amount and/or warrants at the same exercise price as paid for the Common Equity, Mezzanine or Structured Debt stock in equity.

c. Advisory Fee. A non-contestable and non-refundable upfront one time retainer for all Advisory services rendered, the Company shall pay to consultant a total fee of $10,000 cash advisory fee, payable by the Company three (3) days upon signing of the Agreement. The Company paid the advisory fee of $10,000 in December 2017.

d. Expense Reimbursement. The Company agrees to reimburse consultant for all out-of-pocket expenses incurred; however, any expense in excess of $100 shall be pre-approved in writing or email by the Company which may include Background Checks and Placement Agents Counsel not to exceed $2,500 in total.

NOTE 5 – CONCENTRATIONS

Concentration of credit risk

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institution. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of June 30, 2018, the Company has not reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Concentration of lender

As of June 30, 2018, the majority of the net loan funds being $44,965 were borrowed from an individual or an entity controlled by the individual, the husband of the CFO of the Company.

NOTE 6 – SUBSEQUENT EVENTS

In July 2018, the Company received additional loans of $5,500 from an affiliated company related to a loan agreement dated in December 2016 (see Note 2).

Between July 2018 and September 2018, the Company received total gross proceeds of $12,000 from the sale of 24,000 shares of the Company’s Class A common stock.

In July 2018, the Company agreed to advance $2,993 (equivalent to 2,500 Euros) to a certain unrelated company located in Greece. Such advance will be used for fees related to changing the name of the unrelated party to Bio-ABOT Greece for the purpose of establishing a future joint venture with them. Currently, there is no executed joint venture agreement with this unrelated party.

F-10

ITEM 4. EXHIBITS

Exhibit Number:	Description:

3(i)*	Articles of Incorporation (Amended and Restated)
3(ii)* 4*	Bylaws of Advanced Bio-Oil Technologies Ltd. Subscription Agreement

Notes:

* Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Financial Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	Advanced Bio-Oil Technologies Ltd.

By:	/s/ MIREILLE SAMSON
Mireille Samson
Chief Executive Officer

This Semiannual Financial Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ MIREILLE SAMSON

Mireille Samson

Chief Executive Officer

Member of the Board of Directors

September 27, 2018

/s/ FRANCESCA ALBANO

Francesca Albano

Chief Financial Officer

Member of the Board of Directors

September 27, 2018

/s/ LAURA M. HAASE

Laura M. Haase

Chief Operating Officer

Member of the Board of Directors

September 27, 2018

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